                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      ------------------------------------


                For the quarterly period ended December 31, 1997

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Euro Canadian Centre, Fourth Floor
             Marlborough Street & Navy Lion Road, P.O. Box SS-6293,
                               Nassau, The Bahamas
                     (Address of principal executive office)

                      ------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  X     Form 40-F
                                 -----             -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes          No  X
                                 -----       -----

         [If "Yes" is marked,  indicate  below  the file  number assigned to the
registrant in connection with Rule 12g3-2(b):82-           ]

================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
       REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 1997




                                      INDEX
                                      -----



           PART I:               FINANCIAL INFORMATION                      PAGE
                                                                            ----

Item 1.  Financial Statements

            Consolidated Statements of Income
                  and Retained Earnings for the three and nine months
                  ended December 31, 1997 and 1996.............................3

            Consolidated Balance Sheets -
                  December 31, 1997 and March 31, 1997.........................4

            Consolidated Statements of Cash Flows
                  for the nine months ended December 31, 1997
                  and 1996.....................................................5

            Notes to Consolidated Financial
                  Statements...................................................6

Item 2.  Management's Discussion and Analysis of
                 Financial Condition and Results of Operations................14


PART II:  OTHER INFORMATION...................................................19

SIGNATURES....................................................................21
                                       2

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
              (in thousands of U.S. dollars, other than share data)

                                                    Three Months Ended             Nine Months Ended
                                                       December 31,                  December 31,
                                                  1997             1996          1997             1996
                                                  ----             ----          ----             ----
                                                    $   (Unaudited)  $             $  (Unaudited)   $
                                                   ---  ----------- ---           --- -----------  --

NET VOYAGE REVENUES
Voyage revenues                                107,084             97,302         305,063        281,475
Voyage expenses                                 26,392             27,154          78,406         76,707
----------------------------------------------------------------------------------------------------------
Net voyage revenues                             80,692             70,148         226,657        204,768
----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                       17,685             18,194          54,269         53,605
Time-charter hire expense                        3,316                118           7,372          3,462
Depreciation and amortization                   23,460             22,894          71,054         67,041
General and administrative                       5,276              4,579          14,965         13,673
----------------------------------------------------------------------------------------------------------
                                                49,737             45,785         147,660        137,781
----------------------------------------------------------------------------------------------------------
Income from vessel operations                   30,955             24,363          78,997         66,987
----------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                               (13,463)           (15,507)        (42,243)       (46,339)
Interest income                                  1,870              1,637           5,762          4,790
Other income (loss) (note 7)                     9,246               (598)         12,377         (1,072)
----------------------------------------------------------------------------------------------------------
                                                (2,347)           (14,468)        (24,104)       (42,621)
----------------------------------------------------------------------------------------------------------

Net income                                      28,608              9,895          54,893         24,366
Retained earnings, beginning of the period     396,248            366,137         382,178        363,690
----------------------------------------------------------------------------------------------------------
                                               424,856            376,032         437,071        388,056
Dividends declared and paid                     (6,171)            (6,048)        (18,386)       (18,072)
----------------------------------------------------------------------------------------------------------

Retained earnings, end of the period           418,685            369,984         418,685        369,984
----------------------------------------------------------------------------------------------------------

Earnings per common share (note 6)
   - basic                                   $    0.99           $   0.35        $   1.92        $  0.87
   - diluted                                      0.99               0.35            1.90           0.86

Weighted average number of
    common shares outstanding (note 6)      28,768,227         28,193,291      28,600,028     28,086,886
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                         As at           As at
                                                      December 31,     March 31,
                                                         1997            1997
                                                         ----            ----
                                                           $               $
                                                         ----            ----
                                                      (Unaudited)
                                                      -----------

ASSETS
Current
Cash and cash equivalents                                 116,133        117,523
Marketable securities (note 2)                              1,000
Accounts receivable
  -trade                                                   24,298         25,745
  -other                                                      448          1,066
Prepaid expenses and other assets                          14,338         14,666
--------------------------------------------------------------------------------
Total current assets                                      156,217        159,000
--------------------------------------------------------------------------------

Marketable securities (note 2)                             26,337

Vessels and equipment (notes 5 and 8)
At cost, less accumulated depreciation of $478,319
  (March 31, 1997 - $457,779)                           1,231,726      1,187,399
Advances on vessels                                         7,242          8,938
--------------------------------------------------------------------------------

Total vessels and equipment                             1,238,968      1,196,337
--------------------------------------------------------------------------------

Investment                                                                 6,335
Other assets                                                9,846         11,166
--------------------------------------------------------------------------------

                                                        1,431,368      1,372,838
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                           13,611         16,315
Accrued liabilities                                        34,090         26,982
Current portion of long-term debt (notes 5 and 9)          72,051         36,283
--------------------------------------------------------------------------------

Total current liabilities                                 119,752         79,580
--------------------------------------------------------------------------------

Long-term debt (notes 5 and 9)                            632,253        663,443
--------------------------------------------------------------------------------

Total liabilities                                         752,005        743,023
--------------------------------------------------------------------------------

Stockholders' equity
Capital stock (note 6)                                    260,678        247,637
Retained earnings                                         418,685        382,178
--------------------------------------------------------------------------------

Total stockholders' equity                                679,363        629,815
--------------------------------------------------------------------------------

                                                        1,431,368      1,372,838
================================================================================

Commitments and contingencies (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                 Nine Months Ended December 31,
                                                                   1997                   1996
                                                                   ----                   ----
                                                                     $      (Unaudited)     $
                                                                   ----     -----------   ----
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                      54,893                   24,366
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                               71,054                   67,041
    Gain on disposition of assets                              (14,430)
    Loss on repurchase of 9 5/8% Notes                           2,039
    Other - net                                                  1,133                    2,568
Change in non-cash working capital items related to
    operating activities                                        12,239                   12,139
-----------------------------------------------------------------------------------------------------
Net cash flow from operating activities                        126,928                  106,114
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                    79,600                  220,000
Scheduled repayments of long-term debt                         (32,724)                 (13,140)
Prepayments of long-term debt                                  (43,778)                (210,872)
Net proceeds from issuance of Common Stock                       4,822                      705
Cash dividends paid                                            (10,167)                  (9,848)
Other                                                             (257)                  (1,053)
------------------------------------------------------------------------------------------------------
Net cash flow for financing activities                          (2,504)                 (14,208)
------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                         (123,702)                (58,408)
Expenditures for drydocking                                     (14,737)                (10,963)
Proceeds from disposition of assets                              33,901
Net cashflow from investment                                      6,335
Proceeds on sale of available-for-sale securities                 9,818
Purchases of available-for-sale securities                      (37,155)
Other                                                              (274)                    282
------------------------------------------------------------------------------------------------------
Net cash flow for investing activities                         (125,814)                (69,089)
------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents                 (1,390)                 22,817
Cash and cash equivalents, beginning of the period              117,523                 101,780
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                    116,133                 124,597
======================================================================================================



The accomanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1997, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1997 and 1996 is unaudited)

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1997. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and nine-month periods ended December 31, 1997 are not necessarily indicative of those for a full fiscal year.

         Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.       Marketable Securities

         Investments in marketable securities have been classified by management as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity. The Company classifies all marketable securities with a maturity date of twelve months or less under current assets.

3.       Cash Flows

         Cash interest paid during the nine-month periods ended December 31, 1997 and 1996 totalled approximately $33,782,000 and $35,063,000, respectively.

4.       Income Taxes

         The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities, except for three of the Company's Australian subsidiaries which are subject to an annual effective tax rate of approximately 36%. Income taxes for the interim periods presented are not material and therefore, have not been included herein.

5.       Long-Term Debt

                                                    December 31,       March 31,
                                                        1997              1997
                                                          $                 $
         -----------------------------------------------------------------------

         First Preferred Ship Mortgage Notes (8.32%)
           U.S. dollar debt due through 2008            225,000         225,000
         First Preferred Ship Mortgage Notes (9 5/8%)
           U.S. dollar debt due through 2004            125,702         151,200
         Floating rate (LIBOR + 0.55% to 1 1/2%)
           U.S. dollar debt due through 2010            353,602         323,526
         -----------------------------------------------------------------------
                                                        704,304         699,726
         Less current portion of long-term debt          72,051          36,283
         -----------------------------------------------------------------------
                                                        632,253         663,443
         =======================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1997, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1997 and 1996 is unaudited)

5.       Long-Term Debt (cont'd)

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1997, the fair value of these net assets approximated $278 million.

         The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1997, the fair value of these net assets approximated $190 million.

         During the nine months ended December 31, 1997, the Company repurchased $24.3 million of the 9 5/8% Notes.

         Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

         As at December 31, 1997 the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 10.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap and cap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.       Capital Stock

         Authorized
            25,000,000      Preferred Stock with a par value of $1 per share.
           125,000,000      Common Stock with no par value

         -----------------------------------------------------------------------

                                    Common       Thousands  Preferred  Thousands
         Issued and outstanding      Stock       of shares    Stock    of shares
         -----------------------------------------------------------------------

         Balance March 31, 1997      $247,637      28,328       $0         0
         Reinvested dividends           8,219         260
         Exercise of stock options      4,822         218
         -----------------------------------------------------------------------

         Balance December 31, 1997   $260,678      28,806       $0         0
         =======================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1997, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1997 and 1996 is unaudited)

6.       Capital Stock (cont'd)

         The Company has reserved 1,858,009 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at December 31, 1997, options to purchase a total of 1,177,375 shares of the Company's Common Stock were outstanding, of which 579,641 options were then exercisable at prices ranging from
         $21.50 to $27.375 per share.  The  remaining  outstanding  options have exercise prices ranging from $21.50 to $33.50 per share. All outstanding options expire between July 19, 2005 and June 13, 2007, ten years after the date of grant.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"),
         "Earnings per Share". SFAS 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings ending after December 15, 1997 for all entities with complex capital structures. The Company's EPS has been presented in conformity with SFAS 128.


                                 Three Months Ended December 31, 1997        Three Months Ended December 31, 1996
                                 ------------------------------------        ------------------------------------
                                       Net         Thousands     Per-Share         Net         Thousands    Per-Share
                                     Income        of Shares       Amount        Income        of Shares      Amount
---------------------------------------------------------------------------------------------------------------------
Income                                $28,608                                      $9,895
---------------------------------------------------------------------------------------------------------------------
Basic EPS
Income available to common
stockholders                           28,608        28,768         $0.99           9,895        28,193         $0.35

Effect of Dilutive Securities
Stock options                                           249                                         182
---------------------------------------------------------------------------------------------------------------------
Diluted EPS
Income available to common
stockholders                          $28,608        29,017         $0.99          $9,895        28,375         $0.35
=====================================================================================================================

                                  Nine Months Ended December 31, 1997         Nine Months Ended December 31, 1996
                                 ------------------------------------         -----------------------------------
                                       Net         Thousands     Per-Share         Net         Thousands    Per-Share
                                     Income        of Shares       Amount        Income        of Shares      Amount
---------------------------------------------------------------------------------------------------------------------
Income                                $54,893                                     $24,366
---------------------------------------------------------------------------------------------------------------------
Basic EPS
Income available to common
stockholders                           54,893        28,600         $1.92          24,366        28,087         $0.87

Effect of Dilutive Securities
Stock options                                           221                                         138
---------------------------------------------------------------------------------------------------------------------
Diluted EPS
Income available to common
stockholders                          $54,893        28,821         $1.90         $24,366        28,225         $0.86
=====================================================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1997, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1997 and 1996 is unaudited)


7.       Other Income (Loss)
                                    Three Months            Nine Months
                                 Ended December 31,      Ended December 31,
                                  1997        1996        1997         1996
                                    $           $           $            $
         --------------------------------------------------------------------
         Gain on disposition
              of assets          10,516                  14,430
         Loss on repurchase
              of 9 5/8% Notes    (1,278)                 (2,039)
         Miscellaneous - net          8       (598)         (14)      (1,072)
         --------------------------------------------------------------------
                                  9,246       (598)      12,377       (1,072)
         ====================================================================


8.       Commitments and Contingencies

         As at December 31, 1997, the Company was committed to the purchase of a modern second-hand Aframax tanker and a newbuilding Aframax tanker for a total cost of $72.4 million, both of which are scheduled for delivery in March 1998. These acquisitions will be financed with existing lines of credit and cash balances. The Company was also committed to time-charter-in a modern second-hand Aframax tanker for a period of three years, commencing in the summer of 1998.

9.       Subsequent Events

         Subsequent to December 31, 1997, the Company entered into a new revolving credit facility (the "Revolver") with nine commercial banks providing for borrowings of up to $200 million in order to refinance $105 million of existing floating rate debt and to replace the existing revolving credit facility. The Revolver is collateralized by first priority mortgages granted on eight of the Company's vessels, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver. The amount available under the Revolver reduces by $20 million annually commencing January 1999, together with a final balloon reduction coincident with the final annual reduction in January 2006. Interest payments are based on LIBOR plus a margin ranging from 0.50% to 0.75% which depends on the financial leverage of the Company.

SCHEDULE A




                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)


                                                                        Three Months Ended December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                         $                $                 $               $               $               $
                                    -------------    -------------    ------------    -------------   ------------    --------------
Net voyage revenues                                      13,300             9,110          116,007        (57,725)           80,692
Operating expenses                         139            5,937             8,769           92,617        (57,725)           49,737
                                    ------------------------------------------------------------------------------------------------
   Income (loss) from vessel operations   (139)           7,363               341           23,390                           30,955

Net interest income (expense)           (8,299)             187               117           (3,598)                         (11,593)
Equity in net income of subsidiaries    38,304                                                            (38,304)
Other income (loss)                     (1,258)                                             13,839         (3,335)            9,246
                                    ------------------------------------------------------------------------------------------------
Net income                              28,608            7,550               458           33,631        (41,639)           28,608
Retained earnings (deficit),
  beginning of the period              396,248           17,799           (26,168)         178,589       (170,220)          396,248
Dividends declared and paid             (6,171)                                                                              (6,171)
                                    ------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                    418,685           25,349           (25,710)         212,220       (211,859)          418,685
                                    ================================================================================================




                                                                        Three Months Ended December 31, 1996
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                        Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp     Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $                $               $                $               $                $
                                    -------------     ------------    ------------    -------------   ------------    --------------
Net voyage revenues                                       7,657             8,954          105,274        (51,737)           70,148
Operating expenses                         122            5,742             8,360           83,298        (51,737)           45,785
                                    ------------------------------------------------------------------------------------------------
   Income (loss) from vessel operations   (122)           1,915               594           21,976                           24,363

Net interest income (expense)           (8,578)              42                70           (5,404)                         (13,870)
Equity in net income of subsidiaries    18,547                                                            (18,547)
Other income (loss)                         48                                               2,595         (3,241)             (598)
                                    ------------------------------------------------------------------------------------------------
Net income                               9,895            1,957               664           19,167        (21,788)            9,895
Retained earnings (deficit),
  beginning of the period              366,137           14,227            (9,830)         100,409       (104,806)          366,137
Dividends declared and paid             (6,048)                                                                              (6,048)
                                    ------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                    369,984           16,184            (9,166)         119,576       (126,594)          369,984
                                    ================================================================================================

----------------
(See Note 5)
                                       10

SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)




                                                                             Nine Months Ended December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp     Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $               $                $                $               $               $
                                    -------------    -------------    ------------    -------------   ------------    --------------
Net voyage revenues                                      39,796            27,518          335,684       (176,341)          226,657
Operating expenses                         262           17,475            26,051          280,213       (176,341)          147,660
                                    ------------------------------------------------------------------------------------------------
   Income (loss) from vessel operations   (262)          22,321             1,467           55,471                           78,997

Net interest income (expense)          (25,500)             372               292          (11,645)                         (36,481)
Equity in net income of subsidiaries    82,578                                                            (82,533)               45
Other income (loss)                     (1,923)                                             24,269        (10,014)           12,332
                                    ------------------------------------------------------------------------------------------------
Net income                              54,893           22,693             1,759           68,095        (92,547)           54,893
Retained earnings (deficit),
  beginning of the period              382,178           11,056           (18,124)         144,125       (137,057)          382,178
Dividends declared and paid            (18,386)          (8,400)           (9,345)                         17,745           (18,386)
                                    ------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                    418,685           25,349           (25,710)         212,220       (211,859)          418,685
                                    ================================================================================================




                                                                            Nine Months Ended December 31, 1996
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay           Guarantor       Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp.    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $                 $               $              $                $               $
                                    -------------     ------------    ------------   --------------   ------------    --------------
Net voyage revenues                                      22,786            26,977          301,047       (146,042)          204,768
Operating expenses                         440           16,880            25,611          240,892       (146,042)          137,781
                                    ------------------------------------------------------------------------------------------------
   Income (loss) from vessel operations   (440)           5,906             1,366           60,155                           66,987

Net interest income (expense)          (25,841)             101               163          (15,972)                         (41,549)
Equity in net income (loss)
  of subsidiaries                       50,503                                                            (50,887)             (384)
Other income (loss)                        144                                               8,700         (9,532)             (688)
                                    ------------------------------------------------------------------------------------------------
Net income                              24,366            6,007             1,529           52,883        (60,419)           24,366
Retained earnings (deficit),
  beginning of the period              363,690           17,377            (1,245)          66,693        (82,825)          363,690
Dividends declared and paid            (18,072)          (7,200)           (9,450)                         16,650           (18,072)
                                    ------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                    369,984           16,184            (9,166)         119,576       (126,594)          369,984
                                    ================================================================================================

----------------
(See Note 5)
                                       11

SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                        As at December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp.   Subsidiaries     Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $                $               $               $               $                 $
                                    --------------  ---------------   ------------    ------------    ------------    --------------
   ASSETS
Cash and cash equivalents                  103           27,472            15,775           72,783                          116,133
Other current assets                        41              564               566           56,950        (18,037)           40,084
                                    ------------------------------------------------------------------------------------------------
   Total current assets                    144           28,036            16,341          129,733        (18,037)          156,217
Vessels and equipment (net)                             131,803           332,968          774,197                        1,238,968
Advances due from subsidiaries         330,942                                                           (330,942)
Other assets (principally marketable
 securities, and investments in
 subsidiaries)                         712,844                                              36,188       (712,849)           36,183
                                    ------------------------------------------------------------------------------------------------
                                     1,043,930          159,839           349,309          940,118     (1,061,828)        1,431,368
                                    ================================================================================================

   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                     13,865            2,702             5,515           97,773           (103)          119,752
Long-term debt                         350,702                                             281,551                          632,253
Due to (from) parent                                        (40)              174          337,693       (337,827)
                                    ------------------------------------------------------------------------------------------------
 Total liabilities                     364,567            2,662             5,689          717,017       (337,930)          752,005
                                    ------------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                          260,678               10                23            5,933         (5,966)          260,678
Contributed capital                                     131,818           369,307            4,948       (506,073)
Retained earnings (deficit)            418,685           25,349           (25,710)         212,220       (211,859)          418,685
                                    ------------------------------------------------------------------------------------------------
   Total stockholders' equity          679,363          157,177           343,620          223,101       (723,898)          679,363
                                    ------------------------------------------------------------------------------------------------
                                     1,043,930          159,839           349,309          940,118     (1,061,828)        1,431,368
                                    ================================================================================================




                                                                        As at March 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay          Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp.    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $               $               $                $               $                $
                                    ----------------  ------------    ------------    -------------   ------------    --------------
   ASSETS
Cash and cash equivalents                   32            9,248             8,732           99,511                          117,523
Other current assets                       128              667               755           40,009            (82)           41,477
                                    ------------------------------------------------------------------------------------------------
   Total current assets                    160            9,915             9,487          139,520            (82)          159,000
Vessels and equipment (net)                             137,486           344,315          714,536                        1,196,337
Advances due from subsidiaries         362,704                                                           (362,704)
Other assets (principally
    investments in subsidiaries)       649,337                                              11,171       (643,007)           17,501
                                    ------------------------------------------------------------------------------------------------
                                     1,012,201          147,401           353,802          865,227     (1,005,793)        1,372,838
                                    ================================================================================================

  LIABILITIES & STOCKHOLDERS'
  EQUITY
Current liabilities                      7,386            4,573             2,581           65,122            (82)           79,580
Long-term debt                         375,000                                             288,443                          663,443
Due to (from) parent                                        (56)               15          356,656       (356,615)
                                    ------------------------------------------------------------------------------------------------
   Total liabilities                   382,386            4,517             2,596          710,221       (356,697)          743,023
                                    ------------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                          247,637               10                23            5,933         (5,966)          247,637
Contributed capital                                     131,818           369,307            4,948       (506,073)
Retained earnings (deficit)            382,178           11,056           (18,124)         144,125       (137,057)          382,178
                                    ------------------------------------------------------------------------------------------------
      Total stockholders' equity       629,815          142,884           351,206          155,006       (649,096)          629,815
                                    ------------------------------------------------------------------------------------------------
                                     1,012,201          147,401           353,802          865,227     (1,005,793)        1,372,838
                                    ================================================================================================

----------------
(See Note 5)

SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (Unaudited)



                                                                        Nine Months Ended December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                       Teekay           Guarantor       Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp.    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $                $                $               $               $                $
                                    --------------    ------------    ------------    -------------   ------------    --------------
Cash and cash equivalents provided by
   (used for)
OPERATING ACTIVITIES
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from
   operating activities                (17,113)          30,374            17,844           95,823                          126,928
                                    ------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                79,600                           79,600
Repayments of long-term debt           (26,978)                                            (49,524)                         (76,502)
Net proceeds from issuance of
   Common Stock                          4,822                                                                                4,822
Other                                   21,595           (8,384)           (9,120)         (14,515)                         (10,424)
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from
   financing activities                   (561)          (8,384)           (9,120)          15,561                           (2,504)
                                    ------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                   (3,766)           (1,681)        (132,992)                        (138,439)
Other                                   17,745                0                 0           (5,120)                          12,625
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from investing
   activities                           17,745           (3,766)           (1,681)        (138,112)                        (125,814)
                                    ------------------------------------------------------------------------------------------------
Increase (decrease) in cash
   and cash equivalents                     71           18,224             7,043          (26,728)                          (1,390)
Cash and cash equivalents,
   beginning of the period                  32            9,248             8,732           99,511                          117,523
                                    ------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of the period                       103           27,472            15,775           72,783                          116,133
                                    ================================================================================================




                                                                     Nine Months Ended December 31, 1996
                                    ------------------------------------------------------------------------------------------------
                                                      9 5/8% Notes     8.32% Notes                                       Teekay
                                        Teekay         Guarantor        Guarantor     Non-Guarantor                   Shipping Corp.
                                    Shipping Corp.    Subsidiaries    Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                          $                $               $                $               $                $
                                    --------------    ------------    ------------    -------------   ------------    --------------

Cash and cash equivalents provided
   by (used for)
OPERATING ACTIVITIES
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from operating
   activities                          (15,043)          14,418            16,914         89,825                            106,114
                                    ------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                             220,000                            220,000
Repayments of long-term debt                                                            (224,012)                          (224,012)
Net proceeds from issuance of
   Common Stock                            705                                                                                  705
Other                                   (2,469)          (7,200)           (9,450)         8,218                            (10,901)
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from financing
   activities                           (1,764)          (7,200)           (9,450)         4,206                            (14,208)
                                    ------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                   (2,919)              (28)       (66,424)                           (69,371)
Other                                   16,922               (7)               23        (16,656)                               282
                                    ------------------------------------------------------------------------------------------------
   Net cash flow from investing
   activities                           16,922           (2,926)               (5)       (83,080)                           (69,089)
                                    ------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents      115            4,292             7,459         10,951                             22,817
Cash and cash equivalents,
   beginning of the period                  28            8,613             5,210         87,929                            101,780
                                    ------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of the period                       143           12,905            12,669         98,880                            124,597
                                    ================================================================================================

----------------
(See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                December 31, 1997
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's current operating fleet consists of 44 tankers, including 39 Aframax oil tankers and oil/bulk/ore carriers (including two vessels time-chartered-in), four smaller tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.3 million tonnes. The Company is also committed to the purchase of two additional Aframax tankers, which are scheduled for delivery in March 1998.

Approximately 70% of the Company's net voyage revenue is currently derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. In aggregate, approximately 87% of the Company's net voyage revenue is currently derived from spot voyages or spot market- related COAs and time-charters. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market. Management also believes that the Company's dependence on the spot market will decrease by approximately 10% commencing in the fourth quarter of fiscal 1998 as a result of the long-term Australian contracts the Company entered into in December 1997 (see Item 5 of Part II below). The Company will operate three vessels on time-charter at fixed rates for periods ranging from 10 to 13 years and one floating storage off loading (FSO) facility on time-charter at fixed rates for a period of 8 to 14 years.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Three Months Ended December 31, 1997 versus Three Months Ended December 31, 1996

The Company's net income was $28.6 million, or 99 cents per share, in the third quarter of fiscal 1998, which includes $10.5 million, or 36 cents per share, in gains on asset sales. In comparison, the Company earned $9.9 million, or 35 cents per share, in the third quarter of fiscal 1997, which did not include any gains or losses on asset sales. A combination of firm freight rate levels for Aframax tankers in the Indo-Pacific basin and lower bunker fuel costs during the third quarter of fiscal 1998 contributed to a stronger quarter in comparison to one year ago.

Income from Vessel Operations

The improvement in freight rates resulted in a 27.0% increase in income from vessel operations, from $24.4 million in the third quarter of fiscal 1997 to $31.0 million in the third quarter of fiscal 1998.

The Company's fleet was 3.9% larger on average in the third quarter of fiscal 1998 than in the third quarter of fiscal 1997. During the first nine months of fiscal 1998, the Company added four modern Aframax tankers (including two time-chartered-in vessels) and two product tankers to its fleet, and sold three older Aframax tankers.

Net voyage revenues increased 15.0% to $80.7 million in the third quarter of fiscal 1998, from $70.1 million in the third quarter of fiscal 1997. This reflects the increase in average fleet size as well as higher TCE rates, as the Company's fleet earned an average TCE rate of $22,613 in the third quarter of fiscal 1998, up 12.6% from $20,076 in the third quarter of fiscal 1997.

Total operating expenses increased by 8.6% to $49.9 million in the third quarter of fiscal 1998, from $45.8 million in the third quarter of fiscal 1997, primarily as a result of the two time-chartered-in vessels which were part of the current quarter's fleet, as well as an increase in general and administrative expenses associated with the negotiation of the long-term Australian contracts the Company entered into during the third quarter of fiscal 1998 (see Items 5 of Part II below). Depreciation and amortization expense included amortization of drydocking costs of $2.8 million in the third quarter of fiscal 1998 and $2.6 million in the third quarter of fiscal 1997.

Interest Expense

Interest expense decreased 12.9% to $13.5 million in the third quarter of fiscal 1998, from $15.5 million in the third quarter of fiscal 1997, reflecting the reduction in the Company's average debt balance which was partly attributable to the repurchase of $24.3 million of 9 5/8% First Preferred Ship Mortgage Notes during fiscal 1998. In addition, the fiscal 1997 amount includes approximately $400,000 in prepayment penalties incurred as a result of debt refinancings completed in October 1996; no such prepayment penalties were incurred in the current quarter. The Company's total debt increased at the end of the current quarter to approximately the same level as one year ago, as a result of the acquisition of vessels near the end of the quarter. See "--Liquidity and Capital Resources".

Nine Months Ended December 31, 1997 versus Nine Months Ended December 31, 1996

The Company's net income was $54.9 million, or $1.92 per share, in the first nine months of fiscal 1998, up from $24.4 million, or 87 cents per share, in the first nine months of fiscal 1997, reflecting an improvement in the tanker charter market accompanied by a relatively stable cost environment . Net income for the first nine months of fiscal 1998 included gains on asset sales of $14.4 million, or 50 cents per share, while there were no asset sales in the same period of the prior year.

Income from Vessel Operations

The combination of increased average TCE rates and a larger fleet operating in a relatively stable cost environment resulted in a 17.9% increase in income from vessel operations, to $79.0 million in the first nine months of fiscal 1998 from $67.0 million in the first nine months of fiscal 1997.

In the first nine months of fiscal 1998, the Company chartered-in two Aframax tankers, added a new Aframax tanker and three modern second-hand tankers to its fleet, and sold three older Aframax tankers. As a result, the Company's fleet was 4.4% larger on average in the first nine months of fiscal 1998 in comparison to the first nine months of fiscal 1997.

Net voyage revenues were $226.7 million in the first nine months of fiscal 1998, an increase of 10.7% as compared to the first nine months of fiscal 1997. In addition to the increase in the Company's fleet size, this reflects the improvement in tanker charter market conditions, as the Company's fleet earned an average TCE rate of $21,211 in the first nine months of fiscal 1998, up 7.5% from $19,732 in the first nine months of fiscal 1997.

Total operating expenses increased 7.2% to $147.7 million in the first nine months of fiscal 1998, from $137.8 million in the first nine months of fiscal 1997, primarily as a result of the increase in the size of the Company's fleet. In addition, depreciation and amortization expense included amortization of drydocking costs of $9.2 million in the first nine months of fiscal 1998 in comparison to $7.7 million in the first nine months of fiscal 1997, reflecting the larger than usual number of scheduled drydockings during the past two fiscal years.

Interest Expense

Interest expense decreased 8.9% to $42.2 million in the first nine months of fiscal 1998, from $46.3 million in the first nine months of fiscal 1997, reflecting the reduction in both the Company's average debt balance and average interest rate which resulted from debt refinancings and principal prepayments.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:

                                                         Three Months Ended       Nine Months Ended
                                                              December                 December
                                                         1997          1996       1997          1996
                                                      ----------    ----------  ---------    ---------

Total calendar ship-days                               3,922        3,772         11,750        11,247
Non-revenue days                                         269          199            807           640
------------------------------------------------------------------------------------------------------
Revenue-generating ship-days (A)                       3,653        3,573         10,943        10,607
------------------------------------------------------------------------------------------------------
Net voyage revenue before commissions (B)            $82,606      $71,732       $232,109      $209,294
(000's)
------------------------------------------------------------------------------------------------------
Time charter equivalent (TCE) (B/A)                  $22,613      $20,076        $21,211       $19,732
------------------------------------------------------------------------------------------------------
Operating results per calendar ship-day:

   Net voyage revenue                                $20,574      $18,597        $19,290       $18,206

   Vessel operating expense                            4,731        4,832          4,783         4,848

   General and administrative expense                  1,345        1,214          1,274         1,216

   Drydocking expense                                    726          694            781           687
------------------------------------------------------------------------------------------------------
Operating cash flow per calendar ship-day            $13,772      $11,857        $12,452       $11,455
======================================================================================================

LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, was $254.4 million as at December 31, 1997, virtually unchanged from $258.6 million as of the beginning of the fiscal year. The Company has used its operating cash flow during the first nine months of fiscal 1998 for capital expenditures.

Net cash flow from operating activities was $126.9 million in the first nine months of fiscal 1998, compared to $106.1 million in the first nine months of fiscal 1997, reflecting an improvement in tanker charter market conditions, the increase in the size of the Company's fleet, and a reduction in net interest expense.

During the first nine months of fiscal 1998, the Company incurred capital expenditures for vessels and equipment of $123.7 million, primarily as a result of the acquisition of two Aframax tankers, the newbuilding HAMANE SPIRIT and the 1990-built TORRES SPIRIT, and two second-hand product tankers, the BARRINGTON and PALMERSTON. These vessel acquisitions were financed with $79.6 million of additional bank debt, and the balance with surplus operating cash flow and proceeds from the sale of three of its older Aframax tankers during the first nine months of fiscal 1998, which amounted to $33.9 million. Capital expenditures for drydocking were higher than average, at $14.7 million in the first nine months of fiscal 1998, reflecting a larger than usual number of scheduled drydockings. The Company is also committed to the purchase of a modern second-hand Aframax tanker and a newbuilding Aframax tanker, both of which are scheduled to be delivered during the fourth quarter of fiscal 1998, for $72.4 million in aggregate cost. It is intended that these acquisitions will be financed through operating cash flow, existing lines of credit, and cash balances.

Scheduled debt repayments were $32.7 million during the first nine months of fiscal 1998, up from $13.1 million in the first nine months of fiscal 1997, as a result of debt refinancings which have occurred over the past fifteen months. During the first nine months of fiscal 1998, in addition to scheduled debt repayments, the Company repurchased a principal amount of $24.3 million of its 9 5/8% First Preferred Ship Mortgage Notes and prepaid $18.0 million of its floating rate debt.

Subsequent to December 31, 1997, the Company refinanced approximately $105.0 million of its floating rate debt and replaced the existing corporate revolving credit facility with a new $200 million corporate revolving credit facility (the "Revolver") at improved rates and credit terms. The amount available under the Revolver reduces by $20.0 million annually commencing in January 1999, and the Revolver has a final maturity date in January 2006. As at the end of January 1998, the undrawn amount available under the Revolver was $95.0 million.

Dividend payments during the first nine months of fiscal 1998 were $18.4 million, or 64.5 cents per share, of which $10.2 million was paid in cash and $8.2 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.


FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended December 31, 1997 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and financial performance, in particular the statements regarding the Company's competitive advantage over other tanker owners in the Aframax spot market, seasonal variations in the tanker market, and the Company's future dependence on the spot market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions, including Asia; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; unanticipated changes in laws and regulations and the Company's ability to comply with all existing and future laws and regulations; changes in demand for modern, high quality vessels; risks incident to vessel operation, including pollution; whether, as is typical, oil consumption in the northern hemisphere will increase in the fall and winter months and unpredictable weather patterns in the winter months will tend to disrupt vessel scheduling, factors that historically have resulted in increased oil price volatility and increased oil trading activity; significant changes in the Company's fleet size; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. Certain of these factors affect whether oil consumption growth is met by increased production in the Mideast, or by suppliers closer to markets, a variable which affects tonne-mile demand growth. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports filed by the Company with the U.S. Securities and Exchange Commission.



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


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                DECEMBER 31, 1997

                           PART II: OTHER INFORMATION


Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         On December 10, 1997, the Company entered into a long-term contract with Apache Energy Limited ("Apache") to provide a floating storage and offloading (FSO) facility for their Stag Field development, which is located offshore Western Australia. Pursuant to the contract, the Company is converting one of its existing Aframax tankers to an FSO which will be time-chartered to Apache at fixed rates for 8 to 14 years, commencing March 1998.

         On December 18, 1997, the Company acquired the tanker operations of Australian Petroleum Pty. Ltd. ("APPL"), consisting of its wholly owned shipping subsidiary, Australian Tankships Pty. Ltd., and two product tankers, the 1989-built BARRINGTON and the 1990-built PALMERSTON. The Company is operating these two vessels, along with one of its existing Aframax tankers, under long-term time-charter contracts with APPL. In addition, the Company is operating an APPL Aframax tanker under a management agreement.

         On February 4, 1998, the Board of Directors announced that Jim Hood, 63, will retire on March 31, 1998 after more than twenty years with the Teekay Group, the last six years as its President and Chief Executive Officer. He will be succeeded by Bjorn Moller, currently the Company's Chief Operating Officer, who will also replace Mr. Hood as a member of the Company's Board of Directors. Mr. Moller, 40, will bring to his new role as President and Chief Executive


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


Officer experience from twenty years in shipping and more than ten years in senior management positions with the Company. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer as part of the Company's succession planning process. Over the past decade Mr. Moller has played a key role in the growth and success of the Company while overseeing corporate commercial strategy and new business development. Prior to this, Mr. Moller headed the Company's European chartering operations.

Item 6 - Exhibits and Reports on Form 6-K

         a.       Exhibits

                  27.1 Financial Data Schedule

         b.       Reports on Form 6-K
                  None




THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE
COMMISSION ON OCTOBER 4, 1995.

























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



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TEEKAY SHIPPING CORPORATION



Date:    February 13, 1998                         By:   /s/ Peter S. Antturi
                                                         -----------------------
                                                         Peter S. Antturi
                                                         Chief Financial Officer


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